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                                                                     Exhibit k.2

EQUISERVE(R)

June 21, 2002

Franklin Loffer
MeVC Draper Fisher Jurvetson Fund One
991 Folsom Street
San Francisco, CA  94107

Dear Franklin:

As you know, EquiServe, Inc., formerly EquiServe Limited Partnership, ("EquiServe") has been providing your transfer agency and related record keeping services since 1998, when ( State Street Bank & Trust Company ("State Street") transferred its stock transfer operations to EquiServe and became one of its owners. As announced earlier this year, DST Systems, Inc. ("DST"), one of the owners of EquiServe, has acquired EquiServe from State Street and its other owners. EquiServe is now a wholly-owned subsidiary of DST. DST is the leading provider of transfer agency services to the mutual fund industry, and is committed to the future of EquiServe and the continued delivery of quality transfer agency and record keeping services to you without interruption.

Due to DST's purchase of State Street's interest in EquiServe, State Street will no longer serve as record transfer agent. EquiServe's wholly owned, federally charted trust company, EquiServe Trust Company, NA, ("EquiServe Trust"), will take the place of State Street as transfer agent of record for EquiServe's customers.

Since the transfer of State Street's operations to EquiServe in 1998, EquiServe and State Street have been working on the transition to EquiServe Trust by contacting customers to obtain formal board resolutions confirming appointment of EquiServe Trust as transfer agent of record It is important that we obtain a simple acknowledgement of this transition from you now. We need your acknowledgement so that we can continue to move forward with actions such as systems modifications and changes in any forms or other documents required to correctly indicate that EquiServe Trust is the named transfer agent and that EquiServe, Inc. is actually performing that function for your company.

Accordingly, please have an authorized person sign the acknowledgement below and fax to Shirley Dowling at (781) 575-2152 as soon as possible and return the original to your EquiServe account manager by mail so we can continue with the necessary actions mentioned above.

Please call your EquiServe account manager if you have any questions about the transition.

Sincerely,

EquiServe, Inc.                           meVC Draper Fisher Jurvetson Fund One

By /s/                                    By /s/  Franklin Loffer
   ------------------------------------      -----------------------------------
   Authorized Representative                 Authorized Representative

150 Royall Street
Canton, MA  02021

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EQUISERVE

I hereby acknowledge the appointment of EquiServe Trust Company, N.A. as the successor transfer agent to State Street Bank and Trust Company.

By: /s/ Franklin Loffer                   this 28th day of  June 2002
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Name: Franklin Loffer
Title: ___________________________________